	Jenkens & Gilchrist	Austin, Texas
	a professional corporation	(512) 499-3800
Chicago, Illinois
	1445 Ross Avenue	(312) 425-3900
	Suite 3200	Houston, Texas
	Dallas, Texas 75202	(713) 951-3300
Los Angeles, California
(310) 820-8800
	(214) 855-4500	New York, New York
	Facsimile (214) 855-4300	(212) 704-6000
Pasadena, California
Michael G. Keeley		(626) 578-7400
(214) 855-4160	www.jenkens.com	San Antonio, Texas
mkeeley@jenkens.com		(210) 246-5000
Washington, D.C.
(202) 326-1500

February 23, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
Attention: Ms. Abby Adams, Office of Mergers and Acquisitions

Re:	The Republic Corporation
Amendment No. 2 to Schedule 13E-3; File no. 5-03196
Amendment No. 2 to Schedule 14A; File no. 0-08597
Filed January 26, 2004

Dear Ladies and Gentlemen:

      On behalf of our client, The Republic Corporation, a Texas corporation (the “Company” or “Republic”), we are filing with the Securities and Exchange Commission (the “Commission”), by electronic transmission, Amendment No. 2 to the above-referenced Schedule 13E-3 originally filed with the Commission on December 6, 2005 and amended on January 26, 2005, which amendment includes, pursuant to Item 16 as Exhibit (a)(i), a revised preliminary proxy statement for the special meeting of the shareholders of the Company. We are also filing Amendment No. 2 to the above referenced Schedule 14A originally filed with the Commission on December 6, 2004 and amended on January 26, 2005. Original signature pages and exhibits will be retained by the Company and will be available for inspection by the Commission.

      Amendment No. 2 to the referenced Schedule 13E-3 incorporates information in response to the comment letter, dated February 11, 2005, from the staff of the Commission (the “Staff”). Those comments are reproduced below in bold, italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

Jenkens & Gilchrist

a professional corporation

Securities and Exchange Commission
Ms. Abby Adams
February 23, 2005

Preliminary Proxy Statement on Schedule 14A

1.	Revise the document to provide descriptions of, and explanations for, each of the documents required to be submitted in connection with the S election and their legal significance. We note that the documents include extensive defined terms and legal language. For example, that the shareholders agreement included in Appendix B requires security holders to waive their right to trial by jury for any disputes arising under that agreement. Tell us why you believe this is appropriate. Finally, we note that Appendix B, the “Form of Certificate of Eligibility,” requests that security holders certify that they have consulted a tax advisor in responding to the information requested in the form. It is inappropriate to request this confirmation. Please revise the document to eliminate this statement, and eliminate any requirements in the additional documents security holders must submit to consent to the S corporation election.

In response to the Staff’s comment requesting descriptions of, and explanations for, each of the documents required to be submitted in connection with the S election and their legal significance, we direct the Staff’s attention to the disclosures in the proxy statement under the sections entitled “The Proposed Merger — Structure of the Merger — Execution of certificate of eligibility,” “The Proposed Merger — Structure of the Merger — Execution of election form,” and “The Proposed Merger — Structure of the Merger — Execution of Shareholders’ Agreement” (see pages 61 through 64), which provides a description of the purpose and effect of each document.

However, in light of the Staff’s comments, we have revised the disclosure in the proxy statement under the section entitled “The Proposed Merger — Structure of the Merger — Execution of certificate of eligibility” (see page 61) by inserting a new second sentence to the first paragraph to expand the description of why the Company requires a shareholder to execute and deliver a certificate of eligibility to the Company in order to be a “qualified shareholder.” We have also revised the first sentence of the third paragraph of that section to further clarify how the certification process works. Finally, we have revised the disclosure in the proxy statement under the section entitled “The Proposed Merger - Structure of the Merger — Execution of the election form” (see page 62) by adding a new second sentence of that section which briefly explains why the election form is being requested.

We believe that the revised disclosure of both “The Proposed Merger — Structure of the Merger — Execution of certificate of eligibility” and “The Proposed Merger — Structure of the Merger — Execution of election form,” satisfactorily addresses the Staff’s

Jenkens & Gilchrist

a professional corporation

Securities and Exchange Commission
Ms. Abby Adams
February 23, 2005

comments. In addition, we note that each of the foregoing sections identifies that it is only a summary and directs the reader to review the appropriate appendix which includes the entire document.

In response to the Staff’s comment regarding the Section 13(j) of the Shareholders’ Agreement, which, inter alia, waives the right of a party to the Shareholders’ Agreement to a jury trial with respect to any action arising out of the Shareholders’ Agreement, we have revised the disclosure of the material terms of the Shareholders’ Agreement in the section of the proxy statement entitled “The Proposed Merger — Structure of the Merger — Execution of Shareholders’ Agreement” (see page 62) by adding a new paragraph to end of that section which discloses the subject provision of the Shareholders’ Agreement. The Company has advised us that, due to the possible costs incurred in connection with a jury trial arising out of the Shareholders’ Agreement, the Company believes it is in the best interests of the shareholders of the Company who remain shareholders following merger that any trial, be a bench trial. In addition, parties to the Shareholders’ Agreement have the right to amend any provision contained therein upon the written agreement of shareholders owning at least two-thirds (2/3rd) of the issued and outstanding Company common stock.

Finally, in response to the Staff’s comments regarding the requirement in the Certificate of Eligibility that security holders certify that they have consulted a tax advisor in responding to the information requested in the form, we have deleted the language from the Certificate of Eligibility that states “I make the foregoing representation after consultation with my tax advisors.” See page 2 of Appendix B to the preliminary proxy statement.

2.	Revise the document to disclose and highlight whether security holders have the right to revoke their consent to the S corporation election. If so, also disclose whether their ability to revoke the consent is limited or subject to compliance with a particular procedure, and, if so, please disclose that procedure. See Item 2 of Schedule 14A and Rule 14a-1(f).

In response to the Staff’s comments, we have revised the disclosure in the proxy statement under the section entitled “The Proposed Merger — Structure of the Merger — Execution of election form” (see page 62) by adding a new paragraph which clarifies that a shareholder may revoke the election form prior to the completion of the merger, and how the shareholder may do so. We believe this addition provides meaningful disclosure to the shareholders and addresses the Staff’s comments and concerns.

Jenkens & Gilchrist

a professional corporation

Securities and Exchange Commission
Ms. Abby Adams
February 23, 2005

3.	We note your response to comment 4. Your summary is too long. Revise it to highlight the most material information, providing cross-references to more detailed information. In addition, revise the summary and the remainder of the document to clarify which effects of this transaction are related to the going-private aspect, as opposed to the S corporation election. See Item 1013(d) of Regulation M-A.

We note the Staff’s comment that the section of the proxy statement entitled “Summary Information” summarizes several features of the proposed transaction. We believe, however, that the summary is consistent with the Commission’s intent when adopting Regulation M-A that the summary term sheet highlight the most important or material features of the proposed transaction. The Company believes that it is in the shareholders’ best interest to provide them with a meaningful summary of the terms and effects of the transaction. The proposed merger has many facets and, accordingly, requires more summary disclosure than is necessary, for example, in a third-party cash acquisition. The “Summary Information” section is consistent with the Commission’s intent that Regulation M-A provide filers flexibility to determine the issues that should be included in the summary term sheet.[1]

With respect to the Staff’s comment that we clarify which effects of the merger are related to the going-private aspect, as opposed to the S corporation election, we believe that the proxy statement already does so. The proxy statement is soliciting proxies with respect to the approval and adoption of a single merger agreement that has two primary effects. Two of the effects of the consummation of the merger agreement will be to position the Company to terminate the registration of its common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to elect Subchapter S tax treatment. The Company has not authorized its shareholders to vote on whether they want one or the other effect to occur, nor does the Company intend to do so. Accordingly, we believe that the disclosure under the headings “Summary Information — What effects will the will the merger have on Republic?” (see page 5) and “Special Factors — Certain Effects of the Merger on Republic” (see page 39) provide meaningful disclosure to the shareholders in response to the Staff’s comment and that no revisions are required.

1 We direct the Staff’s attention to the proxy statements filed in connection with similar transactions that have summary term sheets and questions and answers sections of similar length: Integrity Media, Inc., SEC File No. 000-24134, consisting of 10 pages; Chesapeake Financial Shares, Inc., SEC File No. 005-41092, consisting of 9 pages (filed January 31, 2003); Partsbase, Inc., SEC File No. 000-29727, consisting of 9 pages (filed January 21, 2003); Nicolet Bankshares, Inc., SEC File No. 000-50248, consisting of 8 pages (filed February 16, 2005); Easton Bancorp, Inc., SEC File No. 000-23960, consisting of 8 pages (filed May 14, 2004) . This firm was not associated with any of the foregoing filings.

Jenkens & Gilchrist

a professional corporation

Securities and Exchange Commission
Ms. Abby Adams
February 23, 2005

In addition, the proxy statement includes a section entitled “Consequences of a Subchapter S Election,” (see page 43), that describes the information required by a shareholder in making an investment decision with respect to holding shares in an S corporation.

4.	Please refer again to comment 4. The summary does not adequately highlight the conflicts of interest of the officers and directors.

We have reviewed the Staff’s comment 4 in the Staff’s comment letter dated January 10, 2005 (the “First Comment Letter”). In response to the Staff’s comment, we have revised the disclosure in the section of the proxy statement entitled “The Proposed Merger — Interests of Certain Persons in the Merger” (see page 65) by adding a new third paragraph. We believe that the section of the proxy statement entitled “Summary Information — Questions and Answers About the Merger — May executive officers or directors of Republic have interests in the transaction that are different than mine?,” advising that directors and officers of Republic may have interests in the transaction different from the shareholders, otherwise adequately addresses the Staff’s comment.

5.	We reissue comment 5. Tell us whether you intend to accept the certifications by security holders without question, even where the documents appear on their face to be executed in error. Given the complexity in the electing documents, the option for security holders to have the company examine documents to determine whether the security holder is an eligible shareholder (Appendix B), and the possibility that security holders may not, in fact, be eligible, revise the summary to highlight the risk that security holders will not be found to be eligible shareholders even where they believe they have taken all necessary steps.

In response to the Staff’s comments, we have revised the disclosure in the proxy statement to add a new section entitled “Summary Information — Questions and Answers About the Merger - What happens when I submit the required documentation to become a ‘qualified shareholder’?” (see page 5) to summarize what happens when a shareholder submits the required documentation to be a “qualified shareholder.”

We have also revised the disclosure in the proxy statement under the section entitled “The Proposed Merger — Structure of the Merger — Criteria to be a ‘qualified shareholder’” by adding a new paragraph which clarifies that, although the required documents may be submitted by a shareholder, if such documents are found to be erroneously completed, such shareholder may nevertheless fail to be considered a “qualified shareholder” and will instead receive the $58.00 per share merger consideration. The revised disclosure describes that, if an error is found by the Company,

Jenkens & Gilchrist

a professional corporation

Securities and Exchange Commission
Ms. Abby Adams
February 23, 2005

the Company will attempt, but is not required, to contact the shareholder in order for the shareholder to correct the error. If the error is not corrected in a timely manner, the shareholder will not be a qualified shareholder and will receive the cash merger consideration. We believe these additions provide meaningful disclosure and sufficiently address the Staff’s concerns under this comment 5.

6.	Refer to comment 6. Revise the summary to clarify the tem “street name,” such as you have done on page 9. Also, revise the summary to separately highlight security holders’ ability to effect transactions prior to the merger in order to meet the 250 share threshold. This fact is currently included in a detailed discussion that addresses the ability to make an S election rather than the going-private aspect of the transaction.

In response to the Staff’s comment regarding clarification of “street name,” we have revised the disclosure in the proxy statement under the section entitled “Summary Information - Questions and Answers about the Merger — What if I hold shares in ‘street name’?” (see page 4) to clarify what “street name” means, and have deleted the parenthetical from the section of the proxy statement entitled “Summary Information — Questions and Answers about the Merger — What if shares are not registered in my name?” (see page 10) to avoid redundancy.

With respect to the Staff’s comment concerning shareholders’ ability to effect transactions prior to the merger in order to meet the 250 share threshold, we direct the Staff’s attention to the disclosure in the proxy statement under the section entitled “Summary Information — Questions and Answers About the Merger — When will Republic determine whether I am a ‘qualified shareholder’?” (see page 4), which we believe provides a meaningful summary concerning shareholders’ ability to restructure share ownership prior to the merger in order to meet or avoid the 250 share threshold and shareholders’ ability to simply decline to return the required documents in order to avoid being considered a “qualified shareholder” and instead receive the per share cash merger consideration. Additional disclosure regarding a shareholder’s ability to restructure ownership is contained in the section of the proxy statement entitled “The Proposed Merger — Structure of the Merger - When will the ownership minimum be measured” (see page 59).

In response to the Staff’s additional comment concerning the ability to restructure and its apparent limited applicability to the S corporation election, we direct the Staff to our response to Staff’s comment 3.

7.	We note the revised disclosure in response to comment 7. Revise page 8 to identify the affiliates who have provided a fairness determination and to clarify that the affiliates

Jenkens & Gilchrist

a professional corporation

Securities and Exchange Commission
Ms. Abby Adams
February 23, 2005

are, in fact, filing persons on the Schedule 13E-3. Also revise the disclosure throughout the document to clarify that each filing person has made two, separate fairness determinations.

In response to the Staff’s first comment under this comment 7 with respect to which affiliates provided a fairness determination and whether those persons were the “filing persons,” we have revised the disclosure in the proxy statement under the section entitled “Summary Information — Questions and Answers About the Merger — Have Republic’s affiliates considered the fairness of the merger transaction” (see page 8).

With respect to the Staff’s second comment under this comment 7 concerning two separate fairness determinations, the proxy statement currently contains meaningful disclosure concerning the filing persons’ fairness determinations. Please refer to the sections entitled “Special Factors — Recommendation of our Board of Directors — Determination of fairness of the proposed transaction by filing persons” (see page 35), which discloses the filing persons’ fairness determination of the transaction to unaffiliated shareholders who will receive cash and those who will retain their shares of Republic stock. Additional disclosure of the filing persons fairness determination will not provide meaningful disclosure to shareholders. The concept of filing persons’ fairness determination versus those of the board may mislead shareholders as to the structure of the merger and imply that filing persons are somehow different than the board, which is not the case. Accordingly, we believe that the additional disclosure described in the Staff’s comment 8 will, in fact, confuse shareholders rather than provide meaningful disclosure to the shareholders.

Management Discussion, page 16

8.	We reissue comment 9. Revise to include the information discussed in the bullet points to that comment. For example, revise the section entitled “Management Discussion” to identify the members of management and the executive officers who took the actions and held the beliefs described in this section. Also, revise to clarify why the former auditors decided they would not stand for re-election. Clarify whether the shareholders who expressed concerns at the July 2004 meeting were members of management or affiliated with the company. Clarify whether the shareholders who first raised the issue of becoming a Subchapter S corporation were unaffiliated security holders.

In response to the Staff’s comment that we revise the section of the proxy statement entitled “Management Discussion” to include the information discussed in the bullet points in comment 9 of the First Comment Letter, we direct the Staff’s attention to the disclosure in the proxy statement under the section entitled “Special Factors -

Jenkens & Gilchrist

a professional corporation

Securities and Exchange Commission
Ms. Abby Adams
February 23, 2005

Background of the Merger — Management Discussion” (see page 16), in which we have revised the seventh paragraph to clarify that, at a meeting of Republic’s shareholders held on July 22, 2004, the shareholders who first raised the issue of going-private were affiliated shareholders. We believe this disclosure adequately addresses the Staff’s first bullet point under comment 9 of the First Comment Letter.

With respect to the second bullet point under comment 9 of the First Comment Letter, we have revised the disclosure in the proxy statement under the section entitled “Special Factors - Background of the Merger — Management Discussion” (see page 19) by noting that the board unanimously approved the merger agreement and authorized management to engage in the merger transaction. We also note that we do not believe it is meaningful for each participant’s individual statements to be identified or that such disclosure is consistent with the requirements under Item 1004(a)(2)(i) of Regulation M-A that disclosure in the proxy statement contain a brief description of the transaction.

With respect to the third bullet point under comment 9 of the First Comment Letter, we note that under Item 1007 of Regulation M-A, disclosure of the process by which the board determined financing for the transaction is not required. Rather, the Company is required under Item 1007 of Regulation M-A to disclose the source of financing and any material conditions to that financing. We direct the Staff’s attention to the section of the proxy statement entitled “Special Factors — Funding the merger” (see page 35), which we believe provides the disclosure required under Item 1007 of Regulation M-A. Therefore, we believe no revisions are necessary to address the Staff’s comments.

With respect to the fourth bullet point under comment 9 of the First Comment Letter, we refer the Staff to our response under comment 11 of this letter, which clarifies that members of the board of directors were provided the opportunity to ask questions of the financial advisor, but none were asked.

With respect to the fifth bullet point under comment 9 of the First Comment Letter, we direct the Staff’s attention to the section of the proxy statement entitled “Special Factors - Background of the Merger — Management Discussion” (see pages 16 to 19), which addresses the Staff’s concerns regarding disclosure of when the terms of the proposed merger were determined and who participated in such determination. We believe no further revisions are necessary to address the Staff’s comment with respect to the fifth bullet point under comment 9 of the First Comment Letter.

In response to the Staff’s remaining comments under this comment 8 concerning the change in auditors and the identification of certain persons, we have revised the disclosure in the proxy statement under the first and fourth paragraphs of the section

Jenkens & Gilchrist

a professional corporation

Securities and Exchange Commission
Ms. Abby Adams
February 23, 2005

entitled “Special Factors — Background of the Merger — Management Discussion” (see page 16) to clarify why the auditors did not stand for reelection, and which persons expressed concerns about remaining public and raised the issue of electing S corporation status.

9.	Revise the background section on page 18 to clarify the process the board undertook to determine the consideration in the offer. In doing so, identify the offer price first proposed and by whom, and describe the process by which the board determined the ultimate offer price.

In response to the Staff’s comments, we have revised the disclosure in the proxy statement under the section entitled “Special Factors — Background of the Merger — Management Discussion” (see page 19) by adding a sentence to the end of the first full paragraph on that page.

10.	Revise the document to provide a separate section that discloses the board’s procedural and substantive fairness determination with respect to each group of unaffiliated security holders. Currently, this discussion is included in several places in the document.

In response to the Staff’s comment, we have inserted a new heading entitled “Special Factors - The Board of Directors Fairness Determination” immediately following “Special Factors - Background of the Merger — Management Discussions” (see page 19). Although the disclosure previously existed in the proxy statement, we believe that separating the determination into its own section will be more meaningful to the Company’s shareholders. Consistent with the Staff’s comment, we note that the proxy statement contains additional disclosure regarding the fairness determination of the board of directors in several places. We believe, however, that such disclosure is warranted in light of the context in which it is made.

11.	We note your response to comment 11 and the revised disclosure in this section on page 18. Revise to clarify than the financial advisor did not present its findings to the board in person. Clarify whether the board has had an opportunity to ask questions regarding the opinion, and whether it has done so.

In response to the Staff’s comments, we have revised the disclosure in the proxy statement in the fourth paragraph to the section entitled “Special Factors — Background of the Merger — Management Discussions” (see page 16).

Financial Fairness; Appraisal of Stock, page 22

Jenkens & Gilchrist

a professional corporation

Securities and Exchange Commission
Ms. Abby Adams
February 23, 2005

12.	In the last sentence of this paragraph you state that no limitations were imposed on the financial advisor; however, in the third and fourth paragraphs, you disclosed the board’s explicit instructions. Please clarify.

In response to the Staff’s comments, we have revised the disclosure in the proxy statement in the first paragraph of the section entitled “Special Factors — Financial Fairness — Financial Fairness; Appraisal of Stock” (see page 16).

13.	We reissue comment 10. We are unable to locate the revised disclosure that provides the information required by Item 1015(b)(3) of Regulation M-A. Note that this Item requires disclosure of the process by which the financial advisor was selected, rather that an discussion of the financial advisor’s reputation or expertise.

In response to the Staff’s comment, we have revised the disclosure in the proxy statement by adding a new sentence to the second paragraph of the section entitled “Special Factors - Financial Fairness — Financial Fairness; Appraisal of Stock” (see page 22).

14.	We note your response to comments 11 and 24. Revise this section to clarify on what date the financial advisor reached the conclusions set forth in this document. For example, we note that the current analysis provides a conclusion as of September 30, 2004. Does the financial advisor intend to conduct any analysis to determine whether the opinion continues to be accurate as of the date it is issued? If so, you will need to revise the document to summarize the final analysis when it is performed. Note that Item 1015(b)(6) of Regulation M-A requires you to summarize oral and written reports, as well as preliminary and final reports. If the financial advisor intends to issue the opinion as of a date in the future and does not intend to perform additional analysis in doing so, tell us why this is appropriate. If the financial advisor will provide its written opinion in the future, which reflects only the analysis that has been described in this document, then revise the document and the fairness opinion to clarify that, although the opinion is given on a future date, the analysis is as of a particular date in the past (and identify that date). Also, tell us whether the filing persons will update their fairness determinations to reflect their consideration of the final opinion, when it is issued. If not, tell us why the filing persons do not believe this is necessary.

In response to the Staff’s comments, we have revised the disclosure in the proxy statement under the section entitled “Special Factors — Financial Fairness — Financial Fairness; Appraisal of Stock” (see page 30) to add a new paragraph describing the financial advisor’s process between the date of the Cash Fair Valuation report and the date that the fairness opinion is issued.

Jenkens & Gilchrist

a professional corporation

Securities and Exchange Commission
Ms. Abby Adams
February 23, 2005

As discussed with the Staff by telephone, as disclosed in the proxy statement, the financial advisor issued an oral opinion to management of Republic regarding its opinion that the transaction is fair. The fairness opinion will be issued shortly before the proxy statement is mailed to shareholders to ensure that, at the time of the shareholders’ investment decision, the financial advisor continues to believe that that the transaction is fair. The draft fairness opinion included in the preliminary proxy statement will be reviewed and revised by the financial advisor in preparation of the final fairness opinion. The final fairness opinion will describe the documents ultimately reviewed by the financial advisor prior to issuing the final fairness opinion. Furthermore, the financial advisor cannot speculate as to whether the Cash Fair Value will still be current or require revision. If, based upon the most current available information immediately prior to, or concurrent with the issuance of our final fairness opinion, the financial advisor determines that the cash consideration is not fair, it will not issue the fairness opinion. In such instances, the board will consider whether an adjustment a revision to the cash consideration would be appropriate to allow the financial advisor to issue the final fairness opinion. As of the date of this response, however, the financial advisor has advised us that it knows of no reason to believe that any adjustment will be necessary.

15.	We reissue comment 13. Revise to summarize the projections created by the financial advisor in the document to be disseminated to security holders, as required by Item 1015(b)(6) of Regulation M-A. In addition, you must disclose all projections provided to the financial advisor by management.

In response to the Staff’s comments requesting that the disclosure in the proxy statement summarize projections by the financial advisor, we have added several new paragraphs to the section of the proxy statement entitled “Special Factors — Financial Fairness — Financial Fairness; Appraisal of Stock” (see page 25).

In response to the Staff’s comment regarding disclosure of all projections provided to the financial advisor by management, we have revised the draft fairness opinion to clarify that under item 7 of the things reviewed by the financial advisor, that it did not, in fact, review projections of future performance prepared by management. We have been advised by the financial advisor that the documents described in item 7 are generally reviewed by the financial advisor when such projections exist. However, the Company does not have projections and has not provided any projections to the financial advisor Because the Company did not have such projections, the financial advisor does not require as a part of its engagement that a client prepare such projections. As described in our prior response to the Staff, the terms “projections” referred to the Company’s capital plan, budget, loan loss reserve analysis as well as all other reports generated by

Jenkens & Gilchrist

a professional corporation

Securities and Exchange Commission
Ms. Abby Adams
February 23, 2005

the Company in the usual course of its business. Accordingly, the financial advisor has consented to the deletion of item 7 in its fairness opinion. With respect to the items that the financial advisor reviewed (e.g., the Company’s subsidiary bank’s capital plan, budget, loan loss reserve analysis), we do not believe that such items are required to be disclosed pursuant to Item 1015(b)(6) of Regulation M-A, which requires disclosure of projections prepared by the financial advisor. Moreover, we believe that such information should be considered confidential and privileged pursuant to 5 USC 552(b)(4). The information and materials reviewed by the financial advisor constitute commercial and financial information, proprietary in nature, that is not available to the public from any other source. Disclosure of this information to the public, including the Company’s competitors, would provide such competitors and others with information about the Company from which competitors could make inferences about its operations and competitive strategies that could potentially result in altering the competitors’ own competitive strategies and relationships to the detriment of the Company and its shareholders. In addition, such information includes personal information of the customers of the Company’s subsidiary bank and disclosure of such information would violate the such customers’ rights to privacy. Such information has traditionally and consistently been afforded confidential treatment.

16.	We note your response to comment 14. As stated above, you must revise the preliminary proxy statement to summarize any additional analysis performed by the financial advisor in rendering its opinion.

In response to the Staff’s comment, we direct the Staff to our response under comment 14, which we believe requests substantially similar disclosure as that requested by this comment 16.

17.	We note your response to comment 15. This section should summarize the financial advisor’s report. The current disclosure that “little or no weight is given to the net asset value method of valuation” seems to state that the analysis was performed, but given little weight in reaching the conclusion. If the financial advisor performed a net asset value analysis, then revise to summarize that valuation in this document. If the financial advisor did not perform this analysis, then please revise the disclosure to clarify this fact.

In response to the Staff’s comment, we have revised the disclosure in the proxy statement under the section entitled “Special Factors — Financial Fairness — Financial Fairness; Appraisal of Stock” by adding two sentences to the end of the existing paragraph entitled “ — Net Asset Value Method” (see page 25).

Jenkens & Gilchrist

a professional corporation

Securities and Exchange Commission
Ms. Abby Adams
February 23, 2005

18.	We note the added disclosure on page 24 that, “Each approach to the valuation used by Bank Advisory Group fully conforms to generally-accepted appraisal methodology.” Clarify the meaning of “generally-accepted appraisal methodology.” Identify the governing body, if any, that sets these standards. In addition, please clarify the meaning of the financial advisor’s opinion that it has not performed an appraisal of the assets of the company. We note, for example, the statement that the financial advisor has not provided a “certification of value” and “[has] not verified through independent inspection or examination the specific assets or liabilities of Republic.”

In response to the Staff’s comment, we have revised the disclosure in the proxy statement under the section entitled “Special Factors — Financial Fairness — Financial Fairness; Appraisal of Stock”) by adding a sentence in the fourth paragraph just before the paragraph entitled “ — Net Asset Value Method” (see page 25). As advised by the financial advisor, we also note to the Staff that there is no governing body which dictates (through pronouncements) specific valuation approaches. However, among reputable appraisal firms, “generally accepted appraisal methodology” is derived from various sources such as published valuation theory, rulings and guidelines of the Internal Revenue Service, rulings and guidelines from the Office of the Comptroller of the Currency, statutory law, and case law. While we are confident that variances in regards to style of valuation are common, the approaches taken by appraisal firms are very consistent.

As advised by the financial advisor , with respect to the Staff’s second comment, we note that there seems to be a great deal of confusion regarding the definition of “appraisal.” The report titled “Cash Fair Evaluation,” which is dated as of September 30, 2004, is the appraisal. The Staff notes that the financial advisor “[has] not performed an appraisal of the assets of the company.” This is a correct statement regarding specific assets of the Company, which would only be necessary in the determination of value employing the “Net Asset Value” approach. The proxy, as revised by the response to comment 17, discloses why this method was not used, and therefore why no specific assets of the Company were appraised.

The Staff also notes that the financial advisor “[has] not verified through independent inspection or examination the specific assets or liabilities of the company.” As advised by the financial advisor, this, too, is a correct statement which means, for example, that appraisals were not requested for specific assets, an independent loan review was not requested, etc. This again refers to the “Net Asset Value” approach which, as disclosed in the proxy statement, is inconsistent with the valuation of a going concern such as Republic.

Jenkens & Gilchrist

a professional corporation

Securities and Exchange Commission
Ms. Abby Adams
February 23, 2005

Finally, Staff notes that the financial advisor did not provide a “certification of value.” As advised by the financial advisor, this is also a correct statement. While the financial advisor has not “certified” anything, it has provided, and will provide, its professional opinion, via the fairness opinion, of the Cash Fair Value of Republic’ common stock. The financial advisor is not, however, attesting to or “certifying” such value. The value is based upon the financial advisor’s experience in the valuation of common stock of banking organizations, and, as reflected in the fairness opinion, is the financial advisor’s opinion only. We are unaware of any reputable financial advisor that would “certify” to Republic the value of Republic’s common stock in the context of a transaction similar to the one in which Republic is engaging.

19.	We reissue comment 16. Revise to disclose the criteria used to select the comparable companies and comparable transactions and to disclose the criteria used to select these companies and transactions. In doing so, disclose your supplemental response to comment. 16.

With respect to the Staff’s first comment under this item 19, we first direct the Staff’s attention to the disclosure in the proxy statement under the section entitled “Special Factors — Financial Fairness — Non-Synergistic Control Value” (see page 28), which clearly indicates that the criteria used in selecting the comparable companies and transactions were: (i) banking organizations, (ii) located in the Western United States, (iii) with total assets ranging between $100 million and $350 million, (iv) acquired with 100% cash consideration, (v) during the period January 2003 to September 2004.

In addition, we have revised the section of the proxy statement entitled “Special Factors - Financial Fairness — Market Value Method” (see page 26) by inserting disclosure similar to our response to comment 16 in the First Comment Letter beginning just before the existing last sentence of the first paragraph of the section of the proxy statement referenced above.

Recommendation of Our Board of Directors, page 19

20.	We are unable to locate the revised disclosure in response to comment 20. Please advise.

In response to the Staff’s comment, we direct the Staff’s attention to the disclosure in the proxy statement contained in the fourth and fifth sentences of the section entitled “Special Factors — Recommendation of Our Board of Directors — Determination of fairness of the proposed transaction by filing persons” (see page 35), which adequately discloses that the filing persons relied upon factors considered by and the analyses of

Jenkens & Gilchrist

a professional corporation

Securities and Exchange Commission
Ms. Abby Adams
February 23, 2005

Republic’s board of directors, and adopted those factors and the analyses as its own in reaching its own conclusions. The filing persons did not adopt the conclusions of the Republic’s board of directors.

            As an important observation, the Company requests confirmation from the Commission’s Staff as soon as possible that it may file the definitive proxy statement, as the Company would like to effect the merger prior to March 31, 2005 in order to terminate the registration of its common stock under Section 12(g) and Sections 13 and 15(d) of the Exchange Act prior to that date. Your prompt attention to our response, therefore, is requested.

            We trust that the foregoing is responsive to all of the Staff’s comments. Please direct any inquiries to the undersigned at the number listed in the top left corner of the first page of this response.

Very truly yours,

/s/ Michael G. Keeley

Michael G. Keeley

cc: Working Group